SIDLEY AUSTIN 39/F, TWO INT'L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE	meng.ding@sidley.com +852 2509 7858

August 18, 2023

VIA EDGAR

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kyle Wiley
Christopher Dunham

Re:	Baozun Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-37385

Dear Mr. Wiley and Mr. Dunham,

On behalf of our client, Baozun Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 4, 2023 on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (“Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 173

1.	We note your statement that you reviewed your register of members and public filings made by its shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Response:

In connection with the required submission and disclosures under paragraphs (a) and (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedules 13G and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the Company’s examination of the Schedules 13G and the amendments thereto, the shareholders owning more than 5% of the Company’s equity securities or voting power are:

•	Alibaba Investment Limited (“Alibaba Investment”),

•	Jesvinco Holdings Limited (“Jesvinco”), and

•	Casvendino Holdings Limited (“Casvendino”).

On the basis of the Company’s knowledge and review of publicly available information regarding these shareholders, the Company is not aware of any information indicating that any of these the entities above are owned or controlled by a governmental entity of the People’s Republic of China (the “PRC”, excluding, for the purpose of this letter, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region).   Following are additional details that the Company considered in making such determination.

Alibaba Investment. Alibaba Investment is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited (“Alibaba Group”). Alibaba Group is a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. According to Alibaba Group’s annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Commission and the Schedules 13G and the amendments thereto filed on February 14, 2023, SoftBank Group Corp., which is organized in Japan, is the only shareholder with a beneficial interest in 5% or more of any class of voting shares of Alibaba Group. Based on the foregoing, the Company believes that: (i) Alibaba Investment is not owned or controlled by a PRC governmental entity, and (ii) PRC governmental entities do not have a controlling financial interest in Alibaba Investment.

Jesvinco. Jesvinco is a British Virgin Islands company, which is wholly owned by Mr. Vincent Wenbin Qiu, based on a review of the share register of Jesvinco.

Casvendino. Casvendino is a British Virgin Islands company, which is wholly owned by Mr. Junhua Wu, based on a review of the share register of Casvendino.

Based on the foregoing, the Company believes that: (i) it is not owned or controlled by a PRC governmental entity, and (ii) PRC governmental entities do not have a controlling financial interest in the Company.

In addition, as disclosed in the Annual Report, the Company consolidates into its financial statements a variable interest entity, Shanghai Zunyi Business Consulting Ltd. (the “VIE”), through contractual arrangements. The VIE is 80% owned by Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, both of whom are natural persons. Therefore, to the best of the Company’s knowledge, the VIE is not owned or controlled by a PRC governmental entity, and no PRC governmental entity has a controlling financial interest in the VIE.

In connection with the disclosures required under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, its shareholders included: (i) JPMorgan Chase Bank, N.A.; (ii) certain natural persons that are employees of the Company; and (iii) institutional shareholders. JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. Instead, as described above, the Company reviewed the Schedules 13G and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedules 13G and the amendments thereto filed by them, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company. In addition, as described above, both of the shareholders of the Company’s VIE are natural persons.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis for its submission and its disclosures.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it reviewed the information submitted by its directors in response to the Company’s annual director and officer questionnaire (“D&O Questionnaire”), which includes information regarding such directors’ outside affiliations. Additionally, representatives of the Company contacted each member of the board individually to fill in a supplemental D&O Questionnaire and confirm that they are not officials of the Chinese Communist Party or current or prior members of or affiliated with any committees of the Chinese Communist Party. With respect to the members of the boards of the Company’s consolidated foreign operating entities, including the consolidated VIE, representatives of the Company reached out to each such person individually to confirm that they are not officials of the Chinese Communist Party or current or prior members of or affiliated with any committees of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis for its disclosure.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Baozun Inc., our VIE, or the subsidiaries of our VIE.” We also note that Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include the Cayman Islands, Hong Kong, and the PRC. Except for Baotong Inc., Baotong Hong Kong Holding Limited, Baotong E-Logistics Technology (Suzhou) Limited, and the VIE, the Company holds 100% equity interests in such consolidated foreign operating entities.

Baotong Inc., Baotong Hong Kong Holding Limited and Baotong E-Logistics Technology (Suzhou) Limited. Baotong Inc. is organized in the Cayman Islands and as of the date of the Annual Report, was 70% owned by the Company and 30% owned by Cainiao Smart Logistics Investment Limited, which is beneficially wholly owned by Alibaba Group.

Baotong Inc. holds 100% of the equity interest of Baotong Hong Kong Holding Limited (incorporated in Hong Kong), which further holds 100% of the equity interest of Baotong E-Logistics Technology (Suzhou) Limited (incorporated in the PRC).

The VIE. As disclosed in the Annual Report, the VIE is 80% owned by Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, both of whom are natural persons.

Therefore, to the best of the Company’s knowledge and based on the analysis in the response to Comment 1, no governmental entities in the Cayman Islands, Hong Kong, or the PRC own shares of the Company’s material consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company confirms that, based on the analysis in the previous paragraph, the governmental entities in the PRC do not have a controlling financial interest in the Company’s material consolidated foreign operating entities.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that neither the Sixth Amended and Restated Memorandum and Articles of Association of the Company, nor the articles of incorporation or equivalent organizational documents of any of the Company’s consolidated foreign operating entities, including the consolidated VIE, contains any charter of the Chinese Communist Party, including the text of any such charter.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms that neither the Sixth Amended and Restated Memorandum and Articles of Association of the Company, nor the articles of incorporation or equivalent organizational documents of any of the Company’s consolidated foreign operating entities, including the consolidated VIE, contains any charter of the Chinese Communist Party, including the text of any such charter.

*****

Thank you for your consideration in reviewing the above responses. Please contact Meng Ding of Sidley Austin at (852) 2509 7858 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Meng Ding
Meng Ding

cc:	Vincent Wenbin Qiu, Chief Executive Officer of the Company
Arthur Yu, Chief Financial Officer of the Company
Bin Luo, General Counsel of the Company